EX-2.2



November 8, 1994



Calvin J. Anthony, Chairman of the Board
Oklahoma Savings, Inc.
N. A. R. V.
825 South Walnut Street
Stillwater, Oklahoma  74074

Dear Mr. Anthony:

This letter reflects the amendments we have agreed upon to the Agreement and Plan of Reorganization dated as of July 21, 1994, between Fourth Financial Corporation and
Oklahoma Savings, Inc. (the "Agreement").

We have agreed that the last sentence of ARTICLE VI and the last sentence of Section 7.1 of the Agreement are each amended by deleting therefrom "December 31, 1994" and substituting therefor "February 28, 1995".

We have also agreed that Section 2.3.a.(2) of the Agreement is amended by inserting before the semicolon at the end thereof the following new language: ", and if the Mergers are not consummated by the record date for Fourth's first quarter, 1995, dividend, OSI may declare and pay a further cash dividend per share of OSI Stock equal to the product of 0.84 multiplied by the per share first quarter cash dividend declared by Fourth".

In all other respects the Agreement remains unchanged and fully effective.

If this letter accurately reflects the terms of our agreement, please so indicate by signing the enclosed copy and returning it to us at your earliest convenience. Thank you for your cooperation.

FOURTH FINANCIAL CORPORATION


by /s/Darrell G. Knudson
   ___________________________
   Darrell G. Knudson
   Chairman of the Board

Mr. Anthony
November 8, 1994
Page 2

The terms of the foregoing letter are agreed to and accepted as of November 8, 1994.

OKLAHOMA SAVINGS, INC.



by /s/
   ___________________________
   Calvin J. Anthony
   Chairman of the Board